File No. [    ]

As filed with the Securities and Exchange Commission on October 16, 2019

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS

AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS

18(a)(2), 18(c) AND 18(i) OF THE 1940 ACT AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT

AND RULE 17d-1 THEREUNDER PERMITTING CERTAIN ARRANGEMENTS

CONVERSUS STEPSTONE PRIVATE MARKETS

STEPSTONE CONVERSUS LLC

1422 S Tryon St., Suite 300

Charlotte, NC 28203

Please direct all communications regarding this Application to:

Robert W. Long

StepStone Conversus LLC

1422 S Tryon St., Suite 300

Charlotte, NC 28203

With copies to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

This Application (including Exhibits) contains 18 pages.

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: CONVERSUS STEPSTONE PRIVATE MARKETS STEPSTONE CONVERSUS LLC Investment Company Act of 1940 File No. [ ]	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE 1940 ACT, AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d 1 THEREUNDER PERMITTING CERTAIN ARRANGEMENTS

I.	THE PROPOSAL

Conversus StepStone Private Markets (the “Initial Fund”) and StepStone Conversus LLC (the “Adviser”) (together, the “Applicants”) seek an order of the Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Initial Fund to offer investors multiple classes of shares of beneficial interest (“Shares”)1 with varying sales loads and asset-based service and/or distribution fees and to impose early withdrawal charges, as described more fully in this Application. The Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Adviser, its successors,2 or any entity controlling, controlled by, or under common control with the Adviser, or its successors, acts as investment adviser, and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (each a “Future Fund” and, together with the Initial Fund, each, a “Fund” and collectively, the “Funds”).3 The Initial Fund and any Future Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

The Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Initial Fund will be classified as a non-diversified investment company under the 1940 Act.

The Initial Fund’s investment objectives are to invest in a broad cross section of private markets assets that will enable the Initial Fund to, over time, achieve long-term capital appreciation and provide regular, current income through quarterly distributions. The Shares will be offered on a continuous basis at net asset value per share plus the applicable sales load, as described in the Initial Fund’s prospectus. The Initial Fund intends to issue a class of Shares at net asset value plus the applicable front-end sales load and an annual asset-based distribution and/or service fee (the “Initial Class Shares”). The Initial Fund intends to issue other classes of Shares, one or more of which may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee and/or an early withdrawal charge, as described further below.

The Shares will not be offered or traded in a secondary market and will not be listed on any securities exchange or quoted on any quotation medium. Because shareholders do not have the right to require the Fund to redeem Shares, the Fund may from time to time offer to repurchase Shares pursuant to written tenders by shareholders in accordance with Rule 13e-4 under the 1934 Act (“Repurchases”), in order to provide a limited degree of liquidity to shareholders. Repurchases of the Fund’s Shares will be made at such times, in such amounts and on such terms as may be determined

[1]

As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest of the Initial Fund (or any other registered closed-end management investment company relying on the requested order).

[2]	A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
[3]	The terms “control,” and “investment adviser” are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

by the Fund’s board of Trustees (the “Board,” and each member a “Trustee”) in its sole discretion. In determining whether the Fund should offer to Repurchase Shares, the Board will consider a variety of operational, business and economic factors. Repurchases will not commence for at least [●] years following commencement of operations once the escrow agent releases funds upon reaching at least $25 million in the aggregate for the Fund. The Adviser will recommend to the Board (subject to its discretion) that the Fund offer to repurchase Shares from shareholders on a quarterly basis (commencing at close of the next fiscal quarter following the [●] anniversary of the Fund’s launch of operations), in an amount not to exceed 5% of the Fund’s net asset value (“NAV”).

The Initial Fund seeks an order permitting it to offer multiple classes of Shares, as described below. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of a Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees and/or an early withdrawal charge). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time. As a result, the net asset value per Share of the classes may differ over time.

Under the proposal, the Initial Class Shares would be offered at net asset value plus the applicable front-end sales load and an annual asset-based distribution and/or service fee, and other classes of Shares would be offered at net asset value and may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee and/or an early withdrawal charge. Each class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority (“FINRA”), as such rule may be amended, or any successor rule thereto (“FINRA Rule 2341”)4 as if it applied to the Fund issuing such Shares. The structure of the proposed classes of Shares is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

If this Application for an order is granted, the above classes of Shares may or may not be offered. Additional classes of Shares may be added in the future.

A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants. See, e.g., OFI Carlyle Private Credit Fund and OC Private Capital, LLC, Inv. Co. Rel. No. 33168 (July 24, 2018) (Notice) and Inv. Co. Rel. No. 33204 (Aug. 20, 2018) (Order); Angel Oak Strategic Credit Fund and Angel Oak Capital Advisors, LLC, Inv. Co. Rel. No. 33066 (April 5, 2018) (Notice) and Inv. Co. Rel. No. 33089 (May 1, 2018) (Order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Inv. Co. Rel. No. 32865 (Oct. 23, 2017) (Notice) and Inv. Co. Rel. No. 32901 (Nov. 20, 2017) (Order); Sharespost 100 Fund and SP Investments Management, LLC, Inv. Co. Rel. No. 32767 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32798 (Aug. 28, 2017) (Order); USQ Core Real Estate Fund and Union Square Capital Partners, LLC, Inv. Co. Rel. No. 32768 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32799 (Aug. 28, 2017) (Order); CION Ares Diversified Credit Fund, et al., Inv. Co. Rel. No. 32678 (June 13, 2017) (Notice) and Inv. Co. Rel. No. 32731 (July 11, 2017) (Order); and Altegris KKR Commitments Master Fund et al., Inv. Co. Rel No. 31944 (Dec. 17, 2015) (Notice) and Inv. Co. Rel. No. 31955 (Jan. 2, 2016) (Order).

[4]

As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

II.	STATEMENT OF FACTS

A.	The Applicants

The Initial Fund is a newly organized Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Initial Fund will be classified as a non-diversified investment company under the 1940 Act. The Initial Fund was organized under the laws of the State of Delaware on September 6, 2019.

The Adviser is a limited liability company organized under the laws of the state of Delaware. The Adviser, established in 2019, is an investment platform designed to expand access to the private markets for high net worth and mass affluent investors. The Adviser will serve as investment adviser to the Initial Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

B.	Current Structure and Characteristics

As noted above, Shares will be offered on a continuous basis pursuant to a registration statement under the Securities Act at their net asset value per share plus the applicable sales load.

The Initial Fund, as a closed-end investment company, will not continuously redeem Shares as does an open-end management investment company. Shares of the Initial Fund will not be listed on any securities exchange and do not trade on an over-the-counter system such as NASDAQ. Furthermore, it is not expected that any secondary market will ever develop for the Shares. Thus, in order to provide a limited degree of liquidity to shareholders, the Fund may from time to time offer to repurchase Shares at their then current net asset value pursuant to Rule 13e-4 under the 1934 Act pursuant to written tenders by shareholders. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion.

C.	Proposed Class Structure and Characteristics

The Initial Fund proposes to engage in a continuous offering of Shares in the manner described below. The Initial Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares, described below, or any other classes. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, the Initial Fund’s Board of Trustees (the “Board”) could adopt this or another sales charge structure.

Initial Class Shares would: (1) be offered with an applicable sales load ranging from 0.00% to 3.50% based on the amount invested in the Initial Fund; (2) be subject to minimum initial investment requirements of [$50,000] for regular and retirement plan accounts, and minimum subsequent investment requirements of [$5,000]; and (3) be offered with an annual asset-based service and/or distribution fee, in each case as set forth in the Initial Fund’s prospectus, as amended or supplemented from time to time. The Initial Fund does not currently intend to impose an early withdrawal charge or a repurchase fee, but may do so in the future.

If a Fund charges a repurchase fee, Shares of the Fund will be subject to a repurchase fee at a rate of no greater than 2% of the shareholder’s repurchase proceeds if the interval between the date of purchase of the Shares and the valuation date with respect to the repurchase of those Shares is less than one year. Unlike a distribution-related charge, the repurchase fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations. Repurchase fees, if charged, will equally apply to all classes of Shares of the Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the repurchase fee were a CDSL and as if the Fund were a registered open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.

Additional classes of Shares would be offered at net asset value and may be subject to a front-end sales load, an annual asset-based service and/or distribution fee, an early withdrawal charge and/or a repurchase fee; these charges would differ in some respect from those applicable to the Initial Class Shares.

Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits established by FINRA Rule 2341.

The Initial Fund will adopt a distribution and service plan in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a “Distribution and Service Plan”). The Initial Fund’s Board will adopt a Distribution and Service Plan for each additional class of Shares, as applicable, in a manner consistent with Rule 12b-1. The Distribution and Service Plan will be approved by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” of the Initial Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Service Plan or in any agreements related to the Distribution and Service Plan, as provided for in Rule 12b-1. Pursuant to a Distribution and Service Plan, the Initial Fund will pay the Initial Fund’s distributor (the “Distributor”) an ongoing distribution and service fee (the “Distribution and Servicing Fee”) at an annualized rate of 0.85% of the average monthly net assets attributable to the Initial Class Shares. This Distribution and Servicing Fee will consist of compensation at a rate of [0.65%] for the distribution, sale and marketing of the Shares and [0.20%] for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based Distribution and Servicing fees comply with the provisions of FINRA Rule 2341. Applicants represent that each Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.

All Distribution and Servicing Fees with respect to any class of Shares would be paid pursuant to a Distribution and Service Plan adopted by the relevant Fund with respect to the class. Under any future Distribution and Service Plan, the Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of FINRA Rule 2341. A Fund may offer additional classes of Shares in the future which charge different distribution and/or service fees and/or sales loads. In all cases, such sales loads and asset-based distribution and service fees charged will comply with the provisions of FINRA Rule 2341. The Initial Fund does not intend to offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future by a Fund will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.

All expenses incurred by a Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution and Service Plan of that class (if any), shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of Shares of a Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)	administrative and/or accounting or similar fees (each as described in the Fund’s prospectus, as amended or supplemented from time to time);

(2)	legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses, and proxies;

(3)	Blue Sky fees incurred by a specific class;

(4)	Commission registration fees incurred by a specific class;

(5)	expenses of administrative personnel and services required to support the shareholders of a specific class;

(6)	Trustees’ fees incurred as a result of issues relating to a specific class;

(7)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)	incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

(9)	account expenses relating solely to a specific class;

(10)	expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

(11)

any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of a Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

From time to time, the Board of a Fund may create and offer additional classes of Shares, or may vary the characteristics described above, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Service Plan as to such class; (2) voting rights with respect to a Distribution and Service Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Share resulting from differences in fees under a Distribution and Service Plan or in class expenses; (6) any early withdrawal charge or other sales load structure; and (7) any exchange or conversion features, as permitted under the 1940 Act. Each Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. A Fund’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values per Share resulting from differences in fees under a Distribution and Service Plan and/or service plan or in class expenses.

Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of a Fund allocated to a particular class of the Fund’s Shares will be borne on a pro rata basis by each outstanding Share of that class.

III.	EXEMPTIONS REQUESTED

A.	The Multiple Class System

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of “senior security”5 within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2)of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

[5]

Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Inv. Co. Rel. No. 20915 (Feb. 23, 1995) at n.15 and accompanying text.

B.	Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based service and/or distribution fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or other joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.6 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a virtually complete liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements.7

One exception to the liquid/illiquid dichotomy has been the so-called “prime rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3 (“Closed-end Tender Offer Funds”).

[6]	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.
[7]	Id. at 424.

Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.8 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.9 The Division thus recommended giving the industry the ability to employ new redemption and repurchase procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.10 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.11

The prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.12 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the initial closed-end interval funds make further innovation appropriate. Moreover, a number of precedents exist for the implementation of a multiple-class system, the imposition of early withdrawal charges and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief. See, e.g., Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Inv. Co. Rel. No. 32865 (Oct. 23, 2017) (Notice) and Inv. Co. Rel. No. 32901 (Nov. 20, 2017) (Order); Sharespost 100 Fund and SP Investments Management, LLC, Inv. Co. Rel. No. 32767 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32798 (Aug. 28, 2017) (Order); USQ Core Real Estate Fund and Union Square Capital Partners, LLC, Inv. Co. Rel. No. 32768 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32799 (Aug. 28, 2017) (Order); CION Ares Diversified Credit Fund, et al., Inv. Co. Rel. No. 32678 (June 13, 2017) (Notice) and Inv. Co. Rel. No. 32731 (July 11, 2017) (Order).

B.	Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that a Fund’s issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(a)(2)of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its the common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).13 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

[8]	Id. at 439-40.
[9]	Id. at 424.
[10]	Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).
[11]

Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Rule 23c-3 Adopting Release”). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and permitted periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[12]	Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 27.
[13]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to . . . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) shareholders of different classes may pay different distribution fees, different shareholder services fees, and any other expenses (as described above in Section II.C.5) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of shares of a Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future shareholders will benefit if new classes of Shares with different pricing structures are created providing investors with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit a Fund to facilitate the distribution of Shares and provide investors with a broader choice of shareholder options.

By contrast, if the Adviser and the Distributor were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional Share classes of a Fund.

Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As a Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.14

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed system will not increase the speculative character of a Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, each Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to repurchases.

In particular, each Fund proposes to offer Shares continuously at net asset value. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.15 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of each Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of shareholders. Each Applicant is also aware of the need for full disclosure of the proposed Multiple Class System in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2341. Applicants also represent that each Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, each Fund will disclose fund expenses borne by shareholders during the reporting period in shareholder

[14]

See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

[15]

See, e.g., Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Inv. Co. Rel. No. 32865 (Oct. 23, 2017) (Notice) and Inv. Co. Rel. No. 32901 (Nov. 20, 2017) (Order); Sharespost 100 Fund and SP Investments Management, LLC, Inv. Co. Rel. No. 32767 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32798 (Aug. 28, 2017) (Order); USQ Core Real Estate Fund and Union Square Capital Partners, LLC, Inv. Co. Rel. No. 32768 (July 31, 2017) (Notice) and Inv. Co. Rel. No. 32799 (Aug. 28, 2017) (Order); CION Ares Diversified Credit Fund, et al., Inv. Co. Rel. No. 32678 (June 13, 2017) (Notice) and Inv. Co. Rel. No. 32731 (July 11, 2017) (Order); Altegris KKR Commitments Master Fund et al., Inv. Co. Rel No. 31944 (Dec. 17, 2015) (Notice) and Inv. Co. Rel. No. 31955 (Jan. 2, 2016) (Order).

reports16 and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.17 Each Fund will include any such disclosures in its shareholder reports and prospectus to the extent required as if the Fund were an open-end fund. Each Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.18 Each Fund or the Distributor will contractually require that any other distributor of the Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge and private equity funds.19 Applicants will comply with all such applicable disclosure requirements.

The requested relief is substantially similar to prior exemptions granted by the Commission to Blackstone / GSO Floating Rate Enhanced Income Fund, Sharespost 100 Fund, USQ Core Real Estate Fund, CION Ares Diversified Credit Fund and Altegris KKR Commitments Master Fund.20 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.

C.	Asset-Based Service and/or Distribution Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit each Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.21

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

[16]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).
[17]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).
[18]

Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

[19]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d1-1, et seq. of the 1940 Act.
[20]	See supra note 16.
[21]	Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

Each Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, each Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,22 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.23

Applicants believe that any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that each Fund’s asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.

Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSLs, subject to certain conditions. Each Fund may establish one or more classes of Shares that impose CDSLs, and Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The CDSL imposed by any Fund would be in the form of an early withdrawal charge. Each Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSLs. Applicants further state that, in the event it imposes CDSLs, each Fund will apply the CDSLs (and any waivers or scheduled variations of the CDSLs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with FINRA Rule 2341, as amended from time to time, as if that rule applied to all closed-end management investment companies.

[22]	See Bearing of Distribution Expenses by Mutual Funds, Inv. Co. Act Rel. No. 11414 (October 28, 1980).
[23]	Id. Fed. Sec. L. Rep. (CCH) at 83,733.

VII.	CORPORATE ACTION

The Initial Fund’s Amended and Restated Declaration of Trust empowers the Initial Fund’s Board to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board has adopted resolutions, attached as Exhibit B, authorizing the Initial Fund’s officers to file the Application with the Commission.

VIII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

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Authorization and Signatures

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As trustee of Conversus StepStone Private Markets, Robert W. Long is authorized to sign and file this document on behalf of Conversus StepStone Private Markets.

Conversus StepStone Private Markets

By:	/s/ Robert W. Long
Name:	Robert W. Long
Title:	Trustee
Date:	October 16, 2019

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Chief Executive Officer of StepStone Conversus LLC, Robert W. Long is authorized to sign and file this document on behalf of StepStone Conversus LLC.

StepStone Conversus LLC

By:	/s/ Robert W. Long
Name:	Robert W. Long
Title:	Chief Executive Officer
Date:	October 16, 2019

List of Attachments and Exhibits

Exhibit A

1.	Verification of Conversus StepStone Private Markets

2.	Verification of StepStone Conversus LLC

Exhibit B - Resolutions

Exhibit A

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Conversus StepStone Private Markets, that he is the trustee of such entity and that all action by officers, trustees, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CONVERSUS STEPSTONE PRIVATE MARKETS

By:	/s/ Robert W. Long
Name:	Robert W. Long
Title:	Trustee
Date:	October 16, 2019

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of StepStone Conversus LLC, that he is the Chief Executive Officer of such entity and that all action by officers, members, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

STEPSTONE CONVERSUS LLC

By:	/s/ Robert W. Long
Name:	Robert W. Long
Title:	Chief Executive Officer
Date:	October 16, 2019

Exhibit B

Resolutions of the Board of Trustees of

Conversus StepStone Private Markets

RESOLVED, that an application for multi-class exemptive relief, be and hereby is, approved in all respects and the filing of such application for multi-class exemptive relief with the SEC, be and hereby is, approved in all respects; and

RESOLVED, that each of the officers of Conversus StepStone Private Markets (the “Fund”) is hereby authorized in the name and on behalf of the Fund, to make or cause to be made, and to execute and cause to be filed with the SEC, any and all amendments to such application for multi-class exemptive relief, effecting such changes as any such officer or officers may deem necessary or advisable.